93


10016290

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asia Fiber Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02842 FISCAL YEAR 6-30-10

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/7/10

082-02842

Asia Fiber Public Company Limited

6-30-10
AR/S

The financial statements

and



Auditor's report

As at June 30, 2010 and 2009



C&A Accounting Firm
2210/51 Narativatrachanakarin Rd., Chongnonsee, Yannawa, Bangkok 10120, Thailand
Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com



C&A Accounting Firm
2210/51 Narativatrachanakarin Rd.,
Chongnonsee, Yannawa, Bangkok 10120, Thailand
Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail: ca_cpa@ksc.th.com

Report of Independent Auditor

To the shareholders of Asia Fiber Public Company Limited

I have audited the accompanying balance sheets in which the equity method is applied of Asia Fiber Public Company Limited as at June 30, 2010 and 2009, the related statements of income, changes in shareholders' equity and cash flows for the years then ended, and the separate financial statements of Asia Fiber Public Company Limited for the same years. These financial statements are the responsibility of the management of the company as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2010 and 2009, and the results of its operations, and cash flows for the years then ended in accordance with generally accepted accounting principles.

C&A Accounting Firm

Chintana Techamontrikul

(Mrs. Chintana Techamontrikul)

Certified public accountant (Thailand) no. 5131

Bangkok : August 24, 2010

AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Balance Sheets

As at June 30, 2010 and 2009

(Unit : Baht)

	Note	Financial statements in which equity method is applied		Separate financial statements	
		2010	**2009**	**2010**	**2009**
		(Unaudited)	**(Audited)**		
Assets					
Current assets					
Cash and cash equivalents	6	200,962,679.61	173,641,231.72	200,962,679.61	173,641,231.72
Trade accounts and notes receivable-net					
- Related companies	5	55,151,900.62	54,401,920.65	55,151,900.62	54,401,920.65
- Other companies	7	145,214,081.52	123,267,587.67	145,214,081.52	123,267,587.67
Inventories-net	8	199,106,290.68	177,146,942.67	199,106,290.68	177,146,942.67
Other current assets	9	12,837,480.43	36,349,064.73	12,837,480.43	36,349,064.73
Total current assets		**613,272,432.86**	**564,806,747.44**	**613,272,432.86**	**564,806,747.44**
Non-current assets					
Investment in common shares of associated company	11	20,472,539.43	20,201,789.13	22,500,000.00	21,000,000.00
Investment in common shares of other company (general investment)-at cost	10	500,000.00	500,000.00	500,000.00	500,000.00
Property, plant and equipment-net	12, 13	390,834,014.12	418,701,950.65	390,834,014.12	418,701,950.65
Intangible assets		14,164.38	-	14,164.38	-
Other non-current assets		63,000.00	143,822.00	63,000.00	143,822.00
Total non-current assets		**411,883,717.93**	**439,547,561.78**	**413,911,178.50**	**440,345,772.65**
Total assets		**1,025,156,150.79**	**1,004,354,309.22**	**1,027,183,611.36**	**1,005,152,520.09**

The accompanying notes are an integral part of the financial statements.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Balance Sheets

As at June 30, 2010 and 2009

(Unit : Baht)

	Note	Financial statements in which equity method is applied		Separate financial statements	
		2010	**2009**	**2010**	**2009**
		(Unaudited)	**(Audited)**		
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	12, 13	-	-	-	-
Trade accounts payable		36,135,092.02	34,246,243.18	36,135,092.02	34,246,243.18
Other current liabilities	14	27,928,099.46	29,148,120.04	27,928,099.46	29,148,120.04
Total current liabilities		**64,063,191.48**	**63,394,363.22**	**64,063,191.48**	**63,394,363.22**
Non-current liabilities					
Other non-current liabilities		909,901.26	909,901.26	909,901.26	909,901.26
Total non-current liabilities		**909,901.26**	**909,901.26**	**909,901.26**	**909,901.26**
Total liabilities		**64,973,092.74**	**64,304,264.48**	**64,973,092.74**	**64,304,264.48**
Shareholders' equity					
Share capital					
Authorized share capital					
100,000,000 ordinary shares of Baht 10 each		1,000,000,000.00	1,000,000,000.00	1,000,000,000.00	1,000,000,000.00
Issued and paid-up share capital					
45,574,266 ordinary shares of Baht 10 each		455,742,660.00	455,742,660.00	455,742,660.00	455,742,660.00
Premium on share capital		369,500,000.00	369,500,000.00	369,500,000.00	369,500,000.00
Unrealised (gain) loss		279,992,762.65	279,992,762.65	279,992,762.65	279,992,762.65
Retained earnings (deficits)					
Appropriated for :					
Statutory reserve	15	16,247,500.00	16,247,500.00	16,247,500.00	16,247,500.00
General reserve		1,357,626.34	1,357,626.34	1,357,626.34	1,357,626.34
Unappropriated (deficit)		(162,657,490.94)	(182,790,504.25)	(160,630,030.37)	(181,992,293.38)
Total shareholders' equity		**960,183,058.05**	**940,050,044.74**	**962,210,518.62**	**940,848,255.61**
Total liabilities and shareholders' equity		**1,025,156,150.79**	**1,004,354,309.22**	**1,027,183,611.36**	**1,005,152,520.09**

The accompanying notes are an integral part of the financial statements.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of Income

For the years ended June 30, 2010 and 2009

(Unit : Baht)

		Financial statements in which equity method is applied		Separate financial statements	
	Note	2010	2009	2010	2009
		(Unaudited)	(Audited)		
Revenue from sales or revenue from services	5	1,299,308,919.31	1,240,900,513.21	1,299,308,919.31	1,240,900,513.21
Cost of sales or cost of services		(1,239,409,553.03)	(1,195,830,009.00)	(1,239,409,553.03)	(1,195,830,009.00)
Gross profit (loss)		**59,899,366.28**	**45,070,504.21**	**59,899,366.28**	**45,070,504.21**
Other income	5	19,487,049.23	20,607,519.88	19,487,049.23	20,607,519.88
Profit (loss) before expenses		**79,386,415.51**	**65,678,024.09**	**79,386,415.51**	**65,678,024.09**
Selling expenses		(28,471,693.97)	(31,657,813.12)	(28,471,693.97)	(31,657,813.12)
Administrative expenses		(20,140,125.36)	(20,548,560.42)	(20,140,125.36)	(20,548,560.42)
Management benefit expenses		(8,251,201.00)	(8,099,607.00)	(8,251,201.00)	(8,099,607.00)
Other expenses		(1,157,595.32)	(1,267,365.19)	(1,157,595.32)	(1,267,365.19)
Total expenses		**(58,020,615.65)**	**(61,573,345.73)**	**(58,020,615.65)**	**(61,573,345.73)**
Profit (loss) before Share of income (loss) from investment in associate		**21,365,799.86**	**4,104,678.36**	**21,365,799.86**	**4,104,678.36**
Share of profit (loss) from investment in associate		(1,229,249.70)	(798,210.87)	-	-
Profit (loss) before finance costs and income tax expenses		**20,136,550.16**	**3,306,467.49**	**21,365,799.86**	**4,104,678.36**
Finance costs		(3,536.85)	(266,305.91)	(3,536.85)	(266,305.91)
Net earnings (loss) for the year		**20,133,013.31**	**3,040,161.58**	**21,362,263.01**	**3,838,372.45**
Earnings (loss) per share (Baht)					
Net earnings (loss) for the year		0.44	0.07	0.47	0.08
Weighted average number of ordinary shares (Unit : shares)		**45,574,266**	**45,574,266**	**45,574,266**	**45,574,266**

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended June 30, 2010 and 2009

(Unit : Baht)

Financial statements in which equity method is applied

	Issued and paid-up share capital	Premium on share capital	Unrealised (gain) loss	Retained earnings			Total
				Appropriated for		Unappropriated	
				Statutory reserve	General reserve	(deficit)	
(Unaudited)							
Balance as at June 30, 2009	455,742,660.00	369,500,000.00	279,992,762.65	16,247,500.00	1,357,626.34	(182,790,504.25)	940,050,044.74
Net earnings for the year	-	-	-	-	-	20,133,013.31	20,133,013.31
Balance as at June 30, 2010	**455,742,660.00**	**369,500,000.00**	**279,992,762.65**	**16,247,500.00**	**1,357,626.34**	**(162,657,490.94)**	**960,183,058.05**
(Audited)							
Balance as at June 30, 2008	455,742,660.00	369,500,000.00	279,992,762.65	16,247,500.00	1,357,626.34	(185,830,665.83)	937,009,883.16
Net earnings for the year	-	-	-	-	-	3,040,161.58	3,040,161.58
Balance as at June 30, 2009	**455,742,660.00**	**369,500,000.00**	**279,992,762.65**	**16,247,500.00**	**1,357,626.34**	**(182,790,504.25)**	**940,050,044.74**

The accompanying notes are an integral part of the financial statements.

Asia Fiber Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended June 30, 2010 and 2009

(Unit : Baht)

Separate financial statements

	Issued and paid-up share capital	Premium on share capital	Unrealised (gain) loss	Retained earnings			Total
				Appropriated for		Unappropriated	
				Statutory reserve	General reserve	(deficit)	
Balance as at June 30, 2009	455,742,660.00	369,500,000.00	279,992,762.65	16,247,500.00	1,357,626.34	(181,992,293.38)	940,848,255.61
Net earnings for the year	-	-	-	-	-	21,362,263.01	21,362,263.01
Balance as at June 30, 2010	**455,742,660.00**	**369,500,000.00**	**279,992,762.65**	**16,247,500.00**	**1,357,626.34**	**(160,630,030.37)**	**962,210,518.62**
Balance as at June 30, 2008	455,742,660.00	369,500,000.00	279,992,762.65	16,247,500.00	1,357,626.34	(185,830,665.83)	937,009,883.16
Net loss for the year	-	-	-	-	-	3,838,372.45	3,838,372.45
Balance as at June 30, 2009	**455,742,660.00**	**369,500,000.00**	**279,992,762.65**	**16,247,500.00**	**1,357,626.34**	**(181,992,293.38)**	**940,848,255.61**

The accompanying notes are an integral part of the financial statements.

Asia Fiber Public Company Limited

Statements of Cash Flow

For the years ended June 30, 2010 and 2009

(Unit : Baht)

	Financial statements in which equity method is applied		Separate financial statements	
	2010	2009	2010	2009
	(Unaudited)	(Audited)		
Cash flows from operating activities				
Net - earnings before corporate income tax	20,133,013.31	3,040,161.58	21,362,263.01	3,838,372.45
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities :				
Depreciation and amortization expenses	29,120,836.74	35,997,197.92	29,120,836.74	35,997,197.92
Gain on disposal of fixed assets	(4,058,703.64)	(998,995.42)	(4,058,703.64)	(998,995.42)
Reversal of allowance for doubtful accounts	(9,089,168.05)	-	(9,089,168.05)	-
Allowance for doubtful accounts	2,905,235.59	-	2,905,235.59	-
Reversal of allowance for diminution in value of inventories	(2,273,980.36)	244,586.64	(2,273,980.36)	244,586.64
Reversal of allowance for slow-moving spare parts and factory supplies	(210.00)	(969,952.49)	(210.00)	(969,952.49)
Share of loss from investment in associate	1,229,249.70	798,210.87	-	-
Unrealised (gain) loss on exchange	1,772,004.34	16,837.66	1,772,004.34	16,837.66
Interest expenses	3,536.85	266,305.91	3,536.85	266,305.91
Income (loss) from operating activities before changes in operating assets and liabilities	39,741,814.48	38,394,352.67	39,741,814.48	38,394,352.67
Operating assets (increase) decrease				
Trade accounts and notes receivable	(16,507,957.25)	48,056,635.23	(16,507,957.25)	48,056,635.23
Inventories	(19,685,157.65)	108,095,037.32	(19,685,157.65)	108,095,037.32
Other current assets	23,417,390.52	(19,415,962.94)	23,417,390.52	(19,415,962.94)
Other non- current assets	80,822.00	15,000.00	80,822.00	15,000.00
Operating liabilities increase (decrease)				
Trade account payables	1,906,357.62	(4,725,617.94)	1,906,357.62	(4,725,617.94)
Other current liabilities	(1,205,334.41)	(6,337,209.18)	(1,205,334.41)	(6,337,209.18)

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of Cash Flow

For the years ended June 30, 2010 and 2009

(Unit : Baht)

	Financial statements in which equity method is applied		Separate financial statements	
	2010	2009	2010	2009
	(Unaudited)	(Audited)		
Cash receipt (paid) from operations	27,747,935.31	164,082,235.16	27,747,935.31	164,082,235.16
Cash paid for interest	(3,536.85)	(266,305.91)	(3,536.85)	(266,305.91)
Cash receipt from withholding taxes	403,405.23	-	403,405.23	-
Cash paid for corporate income tax	(309,211.45)	(182,055.58)	(309,211.45)	(182,055.58)
Net cash flows from (used in) operating activities	**27,838,592.24**	**163,633,873.67**	**27,838,592.24**	**163,633,873.67**
Cash flows from investing activities				
Cash paid for common shares of associated company	(1,500,000.00)	(21,000,000.00)	(1,500,000.00)	(21,000,000.00)
Purchases of fixed assets	(1,359,435.94)	(1,027,417.73)	(1,359,435.94)	(1,027,417.73)
Purchase of intangible assets	(16,500.00)	-	(16,500.00)	-
Cash proceeds from disposal of fixed assets	4,167,574.99	999,065.42	4,167,574.99	999,065.42
Net cash flows from (used in) investing activities	**1,291,639.05**	**(21,028,352.31)**	**1,291,639.05**	**(21,028,352.31)**
Cash flows from financing activity				
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	-	(8,239,536.24)	-	(8,239,536.24)
Net cash flows from financing activities	**-**	**(8,239,536.24)**	**-**	**(8,239,536.24)**
Effect from foreign exchange in cash and cash equivalents	**(1,808,783.40)**	**244,751.84**	**(1,808,783.40)**	**244,751.84**
Net increase (decrease) in cash and cash equivalents	27,321,447.89	134,610,736.96	27,321,447.89	134,610,736.96
Cash and cash equivalents at beginning of year	173,641,231.72	39,030,494.76	173,641,231.72	39,030,494.76
Cash and cash equivalents at end of year	**200,962,679.61**	**173,641,231.72**	**200,962,679.61**	**173,641,231.72**

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Note to Financial Statements

As at June 30, 2010 and 2009

1. General information

Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The company is engaged in manufacturing of nylon products.

The company's office and factory addresses are as follows :

Office 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok.

Factory 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

2. Basis of preparation

The financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543 being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The compulsory sub-entries in the financial statements are prepared under the announcement of the Business Development on the subject of determination of abbreviate transactions that compulsory in the financial statements (2009).

An English version of the financial statements have been prepared from the statutory financial statements that are issued in Thai language. In the event of a conflict or a difference in interpretation between the two languages, the thai language statutory financial statements shall prevail.

The financial statements have been prepared on a historical cost basis except where otherwise disclosed in the accounting policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

The separate financial statements, which present investments in associate presented under the cost method, have been prepared solely for the benefit of the public.


ASIA FIBER

3. Announcement to accounting standards

The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 12/2552 dated May 15, 2009 regarding the renumbering of Thai accounting standards and Thai financial reporting standards to be equivalent to the International Accounting Standards and the International Financial Reporting Standards.

Accounting standards announced but not effective

The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 16/2552 dated May 21, 2009 regarding the following new and revised accounting standards that have been announced in the Royal Gazette, but not yet in effective for the year ended June 30, 2010, except Framework for the Preparation and Presentation of Financial Statements, which is immediately effective.

	Thai Accounting Standards	Effective date
Accounting Framework (Revised 2007)		Immediately
TAS 20	Accounting for Government Grants and Disclosure of Government Assistance	January 1, 2012
TAS 24 (Revised 2007)	Related Party Disclosures (Previously No. 47)	January 1, 2011
TAS 40	Investment Property	January 1, 2011

The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 17/2553 dated May 26, 2010 regarding the following new and revised Thai Accounting Standards (TASs) and Thai Financial Reporting Standards (TFRSs) that have been announced in the Royal Gazette, but not yet in effective for the year ended June 30, 2010, except Framework for the Preparation and Presentation of Financial Statements, which is immediately effective.

	TAS/TFRS	Effective date
Accounting Framework (Revised 2009)		Immediately
Thai Accounting Standards (TASs)		
TAS 1 (Revised 2009)	Presentation of Financial Statements	January 1, 2011
TAS 2 (Revised 2009)	Inventories	January 1, 2011
TAS 7 (Revised 2009)	Statement of Cash Flows	January 1, 2011
TAS 8 (Revised 2009)	Accounting Policies, Changes in Accounting Estimates and Errors	January 1, 2011
TAS 10 (Revised 2009)	Events after the Reporting Period	January 1, 2011
TAS 11 (Revised 2009)	Construction Contracts	January 1, 2011
TAS 12	Income Taxes	January 1, 2013
TAS 17 (Revised 2009)	Leases	January 1, 2011
TAS 20 (Revised 2009)	Accounting for Government Grants and Disclosure of Government Assistance	January 1, 2013


ASIA FIBER PUBLIC COMPANY LIMITED

3. **Announcement to accounting standards (continue)**

TAS/TFRS

Thai Accounting Standards (TASs)		**Effective date**
TAS 23 (Revised 2009)	Borrowing Costs	January 1, 2011
TAS 24 (Revised 2009)	Related Party Disclosures	January 1, 2011
TAS 27 (Revised 2009)	Consolidated and Separate Financial Statements	January 1, 2011
TAS 28 (Revised 2009)	Investments in Associates	January 1, 2011
TAS 29	Financial Reporting in Hyperinflationary Economies	January 1, 2011
TAS 31 (Revised 2009)	Interests in Joint Ventures	January 1, 2011
TAS 33 (Revised 2009)	Earnings Per Share	January 1, 2011
TAS 34 (Revised 2009)	Interim Financial Reporting	January 1, 2011
TAS 36 (Revised 2009)	Impairment of Assets	January 1, 2011
TAS 37 (Revised 2009)	Provisions, Contingent Liabilities and Contingent Assets	January 1, 2011
TAS 38 (Revised 2009)	Intangible Assets	January 1, 2011
TAS 40 (Revised 2009)	Investment Property	January 1, 2011
Thai Financial Reporting Standards (TFRSs)		
TFRS 5 (Revised 2009)	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2011
TFRS 6	Exploration for and Evaluation of Mineral Resources	January 1, 2011

The company's management anticipates that all of the above accounting standards will be adopted in the company's financial statements when they become effective and that the adoption of those accounting standards will have no material impact on the financial statements of the company in the period of initial application.

4. **Significant accounting policies**

4.1 Revenue and expenses recognition

Revenues from sales of goods and services net of output tax, rebates and discount. Revenues from sales of goods are recognized when significant risk and rewards of ownership of the goods are transferred to the buyer.

Revenues from services are recognized when the service is rendered.

Revenues from interest are recognized by timing and other income are recognized by accrual basis of accounting.

Cost of sales and expenses are recognized by accrual basis of accounting.

4.2 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost which comprise cash on hand, deposits held at call with banks or other short-term highly liquid investments with original maturities of three months or less and free from restrictions.

4.3 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are initially recorded at cost but later stated at net realizable value.

The company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

4.4 Inventory valuation

Inventories are valued at cost or net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The costs of inventories purchased comprise the purchase price and other costs directly attributed to the acquisition of goods. Manufacturing cost of finished goods and work in process comprises from raw materials, labour and manufacturing overhead. Inventories are valued at moving average cost. Goods in transit are valued at cost price.

The company has policy to approximate the allowance for decline in value of inventories by the management's review.

4.5 Investments

Investment in associate is accounted for in the financial statements in which equity method is applied using the equity method.

Investment in associate is accounted for in the separate financial statements using the cost method.

The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed. The cost of investment disposed during the year is determined by the weighted average method.

A test for impairment in carried out when there is a indicating factor that an investment might be impaired. If the carring value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

4.6 Property, plant and equipment

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

The company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives :

	Year
Buildings and improvements	10 - 20
Machinery and equipment	5 - 10
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

There is no depreciation on land and land improvements.

Depreciation is recognized as expense for each accounting period.

Repairs and maintenance are charged to the income statements during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits of the existing asset will flow to the company. Major renovations are depreciated over the remaining useful life of the related asset.


ASIA FIBER PUBLIC COMPANY LIMITED

4.7 Intangible assets

Intangible assets have been recorded at cost or fair value less accumulated amortization and impairment of assets (if any). Intangible Assets will be amortizated by the straight-line method over the period. The management has estimated the useful life of each intangible assets as follows:

	Estimated period
Computer software	5 year

4.8 Related party transactions

Related parties comprise enterprises and individuals that control, or are controlled by, the company whether directly or indirectly, or which are under common control with the company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the company that gives them significant influence over the company, key management personnel, directors and officers with authority in the planning and direction of the company's operations.

4.9 Impairment of asset

The carrying amounts of the company's assets are reviewed on each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount is the greater of the assets' net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss is reversed if there has been change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

4.10 Employee benefits

Salaries, wages, bonuses and contributions to the social security fund and provident fund are recognized as expenses when incurred.

4.11 Provision

Provision are recognized when the company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimation of the amount can be made. Where the company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.


ASIA FIBER PUBLIC COMPANY LIMITED

4.12 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

4.13 Foreign currency translation

Items included in the financial statements are measured and prepare using Thai Baht.

Foreign currency translation are converted into Thai Baht and using the exchange rates prevailing on the date of the translation. Monetary assets and liabilities denominated in foreign currency are converted to Thai Baht at the exchange rate prevailing at the balance sheets date. Gains and losses resulting from the settlement of foreign currency translation and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statements of income, also in Thai Baht.

4.14 Income tax

The provision for income tax is based on the amount payable according to the revenue code. However, the company has no income tax payable for the years 2010 and 2009 because of loss from operations.

4.15 Earnings (loss) per share

Earnings per share is determined by dividing the net earnings for the period by the weighted average number of issued and paid-up of common stock during the period.

5. Related party transactions

The company had significant business transactions with its associated and related companies (which are shareholders of the company and/or common director). These transactions, which were concluded on the terms and basis stated in the relevant agreement, or as agreed between the company.

As at June 30, 2010 and 2009 the related companies consisted of :

Company's name	Types of relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Cryothai Co., Ltd.	Associated company	Associated company and directorship




AFC
ASIA FIBER PUBLIC COMPANY LIMITED

5. Related party transactions (continue)

As at June 30, 2010 and 2009, trade accounts and notes receivable from related companies consisted of :

(Unit : Baht)

	2009	Increase	Decrease	2010
Trade accounts receivable :				
Thai Far East Co., Ltd.	106,077,781.97	185,535.33	256,351.08	106,006,966.22
T.F.E. Trading Co., Ltd.	19,324,138.68	-	145,612.03	19,178,526.65
Thai Sewing Industrial Co., Ltd.	-	1,713,295.36	825,857.07	887,438.29
Asia Garment Co., Ltd.	-	1,186,779.28	-	1,186,779.28
Thai Industries Development Co., Ltd.	-	1,237,944.03	1,237,944.03	-
Total	125,401,920.65	4,323,554.00	2,465,764.21	127,259,710.44
Less Allowance for doubtful accounts	(71,000,000.00)			(72,107,809.82)
Net	**54,401,920.65**			**55,151,900.62**

The aging analysis of the above trade accounts and notes receivable from related companies as at June 30, 2010 and 2009 are as follows :

(Unit : Baht)

	2010	2009
Trade accounts receivable :		
Current to 3 months	2,087,696.90	15,543.89
Over 3 months to 6 months	-	1,104,191.32
Over 6 months to 12 months	172,056.00	2,766,038.63
Over 12 months	124,999,957.54	121,516,146.81
Total	127,259,710.44	125,401,920.65
Less Allowance for doubtful accounts	(72,107,809.82)	(71,000,000.00)
Net	**55,151,900.62**	**54,401,920.65**


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

5. Related party transactions (continue)

As at June 30, 2010 and 2009, the company had long-outstanding (more than 6 months) trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 125.17 Million and Baht 124.28 Million, respectively (the outstanding balances from these companies as at June 30, 2010 and 2009 totalling Baht 125.19 Million and Baht 125.40 Million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated June 5, 2009 amounted to Baht 91.40 Million (at market price) and Baht 54.80 Million (at force sale price). Based on conservative basis, the company provided an allowance for doubtful accounts of Baht 72.11 Million (2009 : Baht 71.00 Million) as at June 30, 2010 and 2009. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in their businesses.

The transactions with the related companies which included in the statements of income for the years ended June 30, 2010 and 2009 are as follows :

(Unit : Baht)

	Policy of pricing	2010	2009
Sales	Market price	4,040,704.67	10,787,799.49
Penalty income on delay payment from customers	Negotiated agreement	1,904,749.54	1,922,937.42

6. Cash and cash equivalents

(Unit : Baht)

	2010	2009
Cash	177,506.20	188,450.00
Cash at banks - saving a/c	195,575,436.62	166,682,401.98
Cash at banks - current a/c	5,209,736.79	6,770,379.74
Total	**200,962,679.61**	**173,641,231.72**




AFC
ASIA FIBER PUBLIC COMPANY LIMITED

7. Trade accounts and notes receivable-other companies-net

The aging analysis of trade accounts and notes receivable-other companies as at June 30, 2010 and 2009 are as follows :

		(Unit : Baht)
	2010	2009
Notes receivable		
Not over due	27,204,305.31	17,300,442.10
Over 6 month to 12 month	1,693,379.00	-
Trade accounts receivable :		
Current to 3 month	117,968,210.95	114,910,701.59
Total trade accounts and notes receivable	146,865,895.26	132,211,143.69
Less : Allowance for doubtful accounts	(1,651,813.74)	(8,943,556.02)
Net	**145,214,081.52**	**123,267,587.67**

As at June 30, 2010 and 2009, the allowance for doubtful accounts amounted to Baht 1.65 Million and Baht 8.94 Million, respectively. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

8. Inventories-net

		(Unit : Baht)
	2010	2009
Finished goods	92,896,681.82	89,465,643.13
Work in process	90,374,510.40	70,669,281.20
Raw materials	7,844,272.93	6,426,606.41
Spare parts and factory supplies	10,579,722.98	11,229,958.48
Inventories in transit	1,232,440.38	5,450,981.64
Total	202,927,628.51	183,242,470.86
Less Allowance for decline in value of inventories	(3,341,768.62)	(5,615,748.98)
Allowance for slow-moving spare parts and factory supplies	(479,569.21)	(479,779.21)
Net	**199,106,290.68**	**177,146,942.67**


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

9. Other current assets

	2010	2009
		(Unit : Baht)
Export incentive receivable	9,050,352.53	5,810,092.31
Advance payment for rawmaterials	211,240.80	27,819,936.81
Others	3,575,887.10	2,719,035.61
Total	**12,837,480.43**	**36,349,064.73**

10. Investment in common shares of other company (general investment)-at cost

	2010	2009
		(Unit : Baht)
UBE Chemicals (Asia) Public Company Limited		
(Formerly company named : Thai Caprolactum Public Company Limited)	500,000.00	500,000.00
Total	**500,000.00**	**500,000.00**

As at 1 February 2010, Thai Caprolactum Public Company Limited merged with UBE Nylon (Thailand) Company Limited under the new company named UBE Chemicals (Asia) Public Company Limited. The Company received the allocation of shares of the new company at the ratio of 1 : 0.8253354. As a result, the company has 41,267 shares at par value Baht 10 which converted from 50,000 shares at par value Baht 10. On the transaction date, the book value of UBE Chemicals (Asia) Public Company Limited's share was Baht 13.62 per share (The book value of Thai Caprolactum Public Company Limited's share was Baht 12.52 per share).




ASIA FIBER PUBLIC COMPANY LIMITED.

11. Investment in common shares of associated company

11.1 Detail of assocaite :

(Unit : Baht)

Company's name	Nature of business	Country of incorporation	Relationship	% Share holding	As at June 30, 2010 and 2009			
					Cost		Carrying amounts based on equity method	
					2010	2009	2010	2009
Cryothai Company Limited	Manufacture of ventilate the heat for sell in the country, production to order, sell liquefied, natural gas and rent out transport vehicle	Thailand	Directorship	15	22,500,000.00	21,000,000.00	20,472,539.43	20,201,789.13

In November 2008, the company acquired ordinary shares of Cryothai Company Limited at 15% purchase from major shareholder at par value (the company paid for common stock of Cryothai Company Limited and already performed of condition for investment in that company).

In July 2009, the associate increased its registered capital from Baht 140 Million to Baht 150 Million by issuing 1,000,000 ordinary shares with a par value of Baht 10 per share. The company [illegible] agreed to make additional investment amounting to Baht 1.50 Million in such additional shares in order to maintain its existing interest. The company has yet to pay for these additional shares [illegible]9.

[illegible]mpany has agent in committee who was designee from the committee of Cryothai Company Limited.

As at September 3, 2007, Cryothai Company Limited make an agreement with PTT Public Company Limited to produce LNG (liquefied natural gas), from source of production Nong Toom - A, [illegible]othai Province, for 10 year since accept LNG and HC.

11.2 Summarised financial information of associate

Financial information of the associate is summarised bellows :

(Unit : Baht)

Company's name	As at June 30, 2010 and 2009						For the years ended June 30, 2010 and 2009			
	Paid-up capital		Total assets		Total liabilities		Total revenues		Net earnings (loss)	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Cryothai Company Limited	150,000,000.00	140,000,000.00	395,375,561.07	380,758,943.47	266,943,487.31	255,964,421.16	11,658,036.41	1,964,008.02	(8,194,998.03)	(5,321,405.77)

12. Property, plant and equipment-net

(Unit : Baht)

	At appraised value	At cost				
	Land and improvements	Buildings and improvements	Machinery and equipment	Furniture, fixtures and office equipment	Vihicles	Total
Cost / appraised value :						
June 30, 2009	295,000,000.00	381,194,102.00	2,127,088,251.51	14,828,794.94	5,252,442.52	2,823,363,590.97
Additions	-	125,000.00	790,000.00	444,435.94	-	1,359,435.94
Disposals	-	(226,648.64)	(41,178,558.80)	(390,000.00)	-	(41,795,207.44)
Transfers in (out)	-	-	(268,756.10)	-	-	(268,756.10)
June 30, 2010	**295,000,000.00**	**381,092,453.36**	**2,086,430,936.61**	**14,883,230.88**	**5,252,442.52**	**2,782,659,063.37**
Accumulated depreciation :						
June 30, 2009	-	348,835,943.28	2,036,463,522.97	14,587,631.55	4,774,542.52	2,404,661,640.32
Depreciation for the year	-	9,136,104.18	19,565,344.28	148,296.56	-	28,849,745.02
Depreciation on disposals	-	(226,638.64)	(41,069,700.45)	(389,997.00)	-	(41,686,336.09)
June 30, 2010	-	**357,745,408.82**	**2,014,959,166.80**	**14,345,931.11**	**4,774,542.52**	**2,391,825,049.25**
Net book value :						
June 30, 2010	**295,000,000.00**	**23,347,044.54**	**71,471,769.81**	**537,299.77**	**477,900.00**	**390,834,014.12**
June 30, 2009	**295,000,000.00**	**32,358,158.72**	**90,624,728.54**	**241,163.39**	**477,900.00**	**418,701,950.65**

Depreciation for the year :

2010 (Bah 28.76 Million included in manufacturing cost, and the balance in selling and administrative expenses)	28,849,745.02
2009 (Baht 34.98 Million included in manufacturing cost, and the balance in selling and administrative expenses)	35,050,025.07

12. Property, plant and equipment-net (continued)

The company appraised its land by following Accounting Standard no. 32 (new number 16) issued by the Federation of Accounting Professions Under The Royal Patronage of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at June 30, 2010 and 2009, the company's land is stated at the appraised value (based on report of an independent appraisal firm dated June 20, 2008). The excess of appraised value (Baht 295 Million) over cost of Baht 280 Million, is shown as "unrealised (gain) loss" under "shareholders' equity" in the balance sheets. The unrealised (gain) loss is not available for dividend distribution.

As at June 30, 2010 and 2009, certain fixed assets with

a) The original costs totalling Baht 2,138.61 Million and Baht 2,157.22 Million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 205.01 Million and Baht 216.13 Million, respectively, are mortgaged / pledged as collateral for credit facilities with financial institutions as discussed in note 13.

13. Bank overdrafts and short-term loans from financial institutions

As at June 30, 2010 and 2009, the company has overdraft lines with several local banks totalling Baht 25 Million. An overdraft line of Baht 25 Million is collateralized by a part of the company's land, machinery and equipment as discussed in note 12.

14. Other current liabilities

(Unit : Baht)

	2010	**2009**
Accrued expenses	19,579,229.79	21,984,893.70
Others	8,348,869.67	7,163,226.34
Total	**27,928,099.46**	**29,148,120.04**

15. Statutory reserve

According to the Public Limited Companies Act B.E. 2535, the company is required to set aside to a legal reserve at least 5 percent of net earnings after deducting accumulated deficit brought forward (if any) until the reserve reaches 10 pecent of the registered share capital. The statutory reserve can not be used for dividend payment.




AFC
ASIA FIBER PUBLIC COMPANY LIMITED

16. Financial instrucments

Financial risk management policies

The company does not hold or issue derivative instruments for speculative or trading purposes.

Liquidity risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the company's current financial position and results of operations and its forecasted financial information, believes that at present the company has no such risk.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the company's operations and its cash flows. The company's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts, and loans from financial institutions. The company have not used derivative financial instruments to hedge such risk.

Foreign currency risk

The company's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk.

A summary of un-hedged foreign currency assets and liabilities as at June 30, 2010 and 2009 is set out below :

	Financial assets (Million)		Financial liabilities (Million)	
	2010	2009	2010	2009
U.S. Dollars	2.50	3.86	0.14	0.20
Pound sterling	-	-	0.0007	0.001
Euro	-	-	0.01	0.05

Credit risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Fair value of financial instruments

Since the majority of the company's financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.




AFC
ASIA FIBER PUBLIC COMPANY LIMITED

17. Segmentation of business

The company's financial information for the years ended June 30, 2010 and 2009 are as follows :

(Unit : Baht)

	Local		Export		Total	
	2010	**2009**	**2010**	**2009**	**2010**	**2009**
Sales	475,145,835.07	532,248,828.52	807,246,835.79	692,008,367.92	1,282,392,670.86	1,224,257,196.44
Services income	16,916,248.45	16,643,316.77	-	-	16,916,248.45	16,643,316.77
Total	492,062,083.52	548,892,145.29	807,246,835.79	692,008,367.92	1,299,308,919.31	1,240,900,513.21
Cost of sales	(454,804,365.96)	(516,269,266.71)	(770,721,243.24)	(667,272,280.44)	(1,225,525,609.20)	(1,183,541,547.15)
Cost of services	(13,883,943.83)	(12,288,461.85)	-	-	(13,883,943.83)	(12,288,461.85)
Total	(468,688,309.79)	(528,557,728.56)	(770,721,243.24)	(667,272,280.44)	(1,239,409,553.03)	(1,195,830,009.00)
Gross profit (loss)	23,373,773.73	20,334,416.73	36,525,592.55	24,736,087.48	59,899,366.28	45,070,504.21
Other income					19,487,049.23	20,607,519.88
Selling expenses					(28,471,693.97)	(31,657,813.12)
Administrative expenses					(20,140,125.36)	(20,548,560.42)
Management benefit expenses					(8,251,201.00)	(8,099,607.00)
Other expenses					(1,157,595.32)	(1,267,365.19)
Finance costs					(3,536.85)	(266,305.91)
Net earnings (loss) for the year					**21,362,263.01**	**3,838,372.45**
Property, plant and equipment, net					390,834,014.12	418,701,950.65
Others					636,349,597.24	586,450,569.44
Total assets					**1,027,183,611.36**	**1,005,152,520.09**




AFC
ASIA FIBER PUBLIC COMPANY LIMITED

8. Additional information of the nature by expenses

	(Unit : Baht)	
	For the years ended June 30,	
	2010	2009
Changes in inventories of finished goods and work in progress	(34,312,297.07)	64,097,036.78
Raw materials and consumables used	962,930,377.90	794,431,677.18
Management benefit expenses	8,251,201.00	8,099,607.00
Employee benefit expenses	140,502,067.73	149,783,761.70
Depreciation and amortization expenses	28,851,405.52	35,050,025.07
Other expenses	191,207,413.60	205,941,247.00
Total	**1,297,430,168.68**	**1,257,403,354.73**

9. Obligation commitments

19.1 Guarantees

As at June 30, 2010 and 2009, the company had letter of guarantee issued by a local bank in favor of the customs department of Baht 1 Million.

19.2 Letter of credit

As at June 30, 2009, the company has letter of credits amounting to Euro 0.04 Million.

20. Approval of financial statements

These financial statements have been approved by the company's director on August 24, 2010.




AFC
ASIA FIBER PUBLIC COMPANY LIMITED



บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
ทะเบียนเลขที่ 0107536001630 เลขประจำตัวผู้เสียภาษี 3101088762

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated September 1, 2010 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	_______
Title: Audited Financial Information for Years Ended _**June 30, 2010 and 2009**_ Date: as of _**September 1, 2010**__ Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Unedited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Interim Financial Information for ____________ Ended _________________ and Review Report of Certified Public Accountant Date: as ________________________________ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Invitation to Shareholders to Attend Ordinary Meeting on _______________, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	_______

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ____________ __, 200 __ Date: ____________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of __________________ Shares of Common Stock of the Company Date: ____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _________________ Shareholders Meeting Date: ____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________

Other:

Title: Date: ____________ __ , 200__ Entity requiring item:	________



บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
ทะเบียนเลขที่ 0107536001630 เลขประจำตัวผู้เสียภาษี 3101088762


ISO 9001 AND ISO 14001 REGISTERED
DNV
013
013

OPERATING RESULTS 2009/2010

ENDED JUNE 30, 2010

The results for the fiscal year 2009/2010 ending on June 30,2010 shows a net profit of 20.13 million Baht, or 0.44 Baht per share, while the corresponding results of previous year showed a net profit of 3.04 million Baht, or 0.07 Baht per share, an improvement of 17.09 million Baht or 562.23%. The main reasons are as follow.

1. Net sales increase from 1,240.90 million Baht last year to 1,299.31 million Baht this year, an increase of 58.41 million Baht, or 4.71%. This is a net result of a decrease in domestic sales from 548.89 million Baht to 492.06 million Baht this year, a decrease of 56.83 million Baht or 10.35%, and an increase in exports from 692.01 million Baht last year to 807.25 million Baht this year, an increase of 115.24 million Baht or 16.65%. The net result is due to the increase in export orders which followed world economic recovery, together with the increase in product price level that helped the company realize better selling prices. Hence, the company was able to achieve a gross profit of 59.90 million Baht, or a gross margin of 4.61% compared to a gross profit of 45.07 million Baht or 3.63% last year, an improvement of 14.83 million Baht or 32.90%. The ratio of domestic sales vs. exports is 38 to 62 whereas last year it was 44 to 56.
2. Selling and administrative expense decreases from 61.57 million Baht last year to 58.02 million Baht this year, a decline of 3.55 million Baht or 5.77% due to a 3.19 million Baht saving in expenses and a 4.51 million Baht reduction in reserve for bad debt in accordance with the new accounting standards
3. Other income decreases from 20.61 million Baht last year to 19.49 million Baht this year, a decrease of 1.12 million Baht or 5.44%, due to a 4.52 million Baht loss in foreign exchange this year while last year showed a loss of only 0.14 million Baht. However, it was partially offset by a better profit from sales of asset of 3.06 million Baht more than last year.
4. The company realizes an increased loss in investment in an associate company from 0.80 million Baht to 1.23 million Baht this year, an increase of 0.43 million Baht or 54.00%


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

....

(Mr.Chen Namchaisiri)

President

Factory : 406-7 Sukhumvit Road, Bangpoomai, Samuthprakarn 10280 Thailand. Tel. (66) 0-2323-9692, 0-2709-1030 Facsimile : (66) 0-2323-9577

(Audited Yearly F/S (F45-2))

Reports: Audited yearly consolidated statements as follows.

Name ASIA FIBER PUBLIC COMPANY LIMITED

Audited (In thousands)

Ending 30 June

Financial Statement which the Equity Method is applied

Year	For year 2010	2009
Net profit (loss)	20,133	3,040
EPS (baht)	0.44	0.07

Company Financial Statement

Year	For year 2010	2009
Net profit (loss)	21,362	3,838
EPS (baht)	0.47	0.08

Auditors Opinion:

Unqualified Opinion

mment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

Signature ____________________

(MR.CHEN NUMCHAISIRI)

Position DIRECTOR

Authorized to sign on behalf of the company